Exhibit 99.1

NIP Group Publishes 2025 Sustainability Report, Driving Global Growth and Cultural Inclusion in Digital Entertainment

ABU DHABI, United Arab Emirates, June 25, 2026 — NIP Group Inc. (“NIP Group” or the “Company”) (NASDAQ: NIPG) today announced the publication of its 2025 Sustainability Report. This marks the second consecutive year that the Company has formally disclosed its Environmental, Social, and Governance (ESG) performance, underscoring its long-term commitment to digital inclusion, compliant operations, and global community development.

As the first year following its successful Nasdaq listing, 2025 represented a milestone for NIP Group as it embedded sustainability into its multi-continental operations spanning Asia, Europe, the Middle East, and the Americas.

Key Highlights of the 2025 Sustainability Report:

●	Global Footprint & Cultural Inclusion: Following its landmark merger and strategic partnership with the Abu Dhabi Investment Office (ADIO), NIP Group established its global headquarters in Abu Dhabi. The Company successfully fielded the NIP.eStar joint team at the Esports World Cup, showcasing the massive potential of East-West industry integration.
●	Digital for Good & Social Inclusion: NIP Group actively mobilized its 100 million+ global follower base for social good. In 2025, the Company initiated or participated in 17 community engagement activities, benefiting nearly 20,000 individuals. Notably, the Company launched the first-ever Esports Vocational Training Program for Persons with Disabilities in Wuhan.
●	Ecosystem Innovation & Tech Empowerment: NIP Group accelerated its offline-online integration with the launch of Phase I of the Wuhan East Railway Station Digital Entertainment Hub. The Company expanded the application of AI-powered directing and VR streaming tech to boost content production efficiency by 80% year-on-year.
●	Diversity, Equity, and Inclusion: The Company codified its commitment to a safe, inclusive workplace by issuing the NIP Group Commitment to Diversity, Equity, and Inclusion. This is highlighted by the continued empowerment of female talent.

These cross-border milestones and operational upgrades directly support the Company’s dual mandate of commercial development and social responsibility. Highlighting this strategic direction, Mario Ho, Chairman and Co-CEO of NIP Group, stated, “In 2025, driven by the deep integration of the digital economy and cultural industries, NIP Group aligned itself with strategic growth opportunities, focusing on ‘global expansion and high-quality development’ to fortify our foundation for long-term sustainability. Guided by our commitment to diversity, inclusion, and shared growth, digital entertainment has generated not only commercial value but also meaningful social impact, contributing to a greener, more inclusive, and sustainable future. Looking ahead, we will deepen the integration of digital and physical business models, further strengthen our core segments, and increase investment in advanced technologies such as AI to build a more capable, impactful, and resilient organization.”

This continuous push toward a connected and resilient global network also reflects the core philosophy of the Company’s global leadership. Hicham Chahine, Co-CEO of NIP Group, emphasized the profound cultural mission behind the digital entertainment ecosystem, saying, “At NIP Group, we believe in the extraordinary power of digital entertainment—a power that connects hundreds of millions of young people worldwide beyond geographical, linguistic, and cultural boundaries to create shared experiences and genuine excitement. In a fast-changing world, we recognize that competitive gaming and entertainment can only thrive within an inclusive community committed to a sustainable future. We will therefore continue to build on our cross-continental ecosystem network and work alongside global partners to explore the boundless possibilities of sustainable development.”

The full English and Chinese versions of the 2025 Sustainability Report are available online at NIP Group’s Investor Relations website: https://ir.nipg.com/.

About NIP Group

NIP Group (NASDAQ: NIPG) operates at the nexus of Bitcoin mining, compute infrastructure and global digital entertainment. Rooted in a decade of gaming DNA and industry leadership, the Company brings a cultural and community-driven edge to digital asset operations. Headquartered in Abu Dhabi with teams worldwide, NIP Group pairs significant compute capacity with a global gaming and entertainment ecosystem including esports teams, live events and content networks, reaching hundreds of millions of fans.

Safe Harbor Statements

This press release contains statements that constitute “forward-looking” statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” or other similar expressions. Among other things, the business outlook and quotations from management in this press release, as well as NIP Group’s strategic and operational plans, contain forward-looking statements. NIP Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about NIP Group’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIP Group’s growth strategies; its future business development, results of operations and financial condition; its ability to maintain and enhance the recognition and reputation of its brand; developments in the relevant governmental laws, regulations, policies toward NIP Group’s industry; and general economic and business conditions globally and in the countries or regions where NIP Group has operations; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIP Group’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIP Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

NIP Group Inc.

Investor Relations: ir@nipgroup.gg

Public Relations: pr@nipgroup.gg